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                            July 21, 2021

       Ngai Ngai Lam
       Chief Executive Officer
       China Liberal Education Holdings Ltd
       Room 1618 Zhongguangcun MOOC Times Building
       18 Zhongguangcun Street, Haidian District
       Beijing, People   s Republic of China 100190

                                                        Re: China Liberal
Education Holdings Ltd
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2020
                                                            Filed April 30,
2021
                                                            File No. 1-39259

       Dear Ms. Lam:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F filed April 30, 2021

       Consolidated Statements of Cash flows, page F-6

   1. For the year ended December 31, 2020, please tell us how you calculated the cash flow amounts for prepaid
expenses and other current assets of $753,405, contract receivables of
                                                        $(719,615) and
repayment of due to a related party of $(1,439,799).
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ngai Ngai Lam
China Liberal Education Holdings Ltd
July 21, 2021
Page 2




        You may contact Ta Tanisha Meadows at (202) 551-3322 or Joel Parker at
(202) 551-
3651 if you have any questions.



FirstName LastNameNgai Ngai Lam                          Sincerely,
Comapany NameChina Liberal Education Holdings Ltd
                                                         Division of
Corporation Finance
July 21, 2021 Page 2                                     Office of Trade &
Services
FirstName LastName